Exhibit 99.1

Thomson Reuters Reports First-Quarter 2011 Results

•	Revenue growth continues to accelerate; up 5% before currency
•	Underlying operating profit up 1% (8% before one-time charges)
•	Underlying operating profit margin was 17.2% (18.4% before one-time charges)
•	Adjusted earnings per share were $0.39 ($0.42 before one-time charges) vs. $0.36 in first quarter 2010
•	2011 Outlook affirmed

NEW YORK, April 28, 2011  – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the first quarter ended March 31, 2011. The company reported ongoing revenues of $3.2 billion, a 5% increase before currency, underlying operating profit of $556 million and an underlying operating profit margin of 17.2%.

Adjusted earnings per share (EPS) were $0.39, as compared to $0.36 in the first quarter of 2010. The company incurred $39 million in one-time charges in the first quarter, which it estimates will result in savings of $40 million in 2011. These charges, and related savings, are non-integration related and result from ongoing efficiency opportunities to streamline the company’s operations.

“I am pleased with our solid results for the first quarter,” said Thomas H. Glocer, chief executive officer of Thomson Reuters. “2011 is playing out much as we anticipated, with accelerating revenue growth which will drive expanding margins and higher cash flow as the year progresses.”

“We are also focused on creating value by reallocating capital and talent to drive growth and returns across the company. Today we announced the planned divestiture of two businesses in the Markets division which, with the proceeds of the previously announced sales of BARBRI and our Scandinavian Legal and Tax & Accounting businesses, should provide approximately $1 billion for re-investment in the attractive opportunities we find in our core businesses.”

“Based on our good start to the year, we are confident that we will deliver on our expectations for the full year.”

Thomson Reuters Reports First-Quarter 2011 Results

Consolidated Financial Highlights
Today, the company announced its intention to sell its Enterprise Risk and Portia businesses. Both of these transactions are expected to close in the second half of 2011. The information presented in this news release excludes the results from the businesses announced for disposal (BARBRI, the Scandinavian Legal and Tax & Accounting businesses and the Enterprise Risk and Portia businesses).

	Three Months Ended March 31, (Millions of U.S. dollars, except EPS and margin)
IFRS Financial Measures	2011	2010	Change
Revenues	$3,330	$3,140	6%
Operating profit	$396	$321	23%
Diluted earnings per share (EPS)	$0.30	$0.15	100%
Cash flow from operations	$124	$209	-41%

Non-IFRS Financial Measures1	2011	2010	Change		Change Before Currency
Revenues from ongoing businesses	$3,240	$3,057	6%		5%
Adjusted EBITDA	$751	$725	4%		3%
Adjusted EBITDA margin	23.2%	23.7%	-50	bp
Underlying operating profit	$556	$550	1%		0%
Underlying operating profit margin	17.2%	18.0%	-80	bp
Adjusted earnings per share (EPS)	$0.39	$0.36	8%
Underlying free cash flow	$13	$107	-88%

•
Revenues from ongoing businesses were $3.2 billion, a 5% increase before currency. Strong growth across the Professional division, up 8%, and a 2% increase in the Markets division revenues contributed to the overall increase.

•
Adjusted EBITDA increased 4%, and the corresponding margin was 23.2% versus 23.7% in the prior-year period. Flow-through from higher revenues and synergy savings in Markets were partly offset by $39 million of one-time charges and the dilutive effects of 2010 acquisitions. Adjusted EBITDA margin, excluding these one-time charges, was 24.4%.

•
Underlying operating profit increased 1% and the corresponding margin was 17.2% (18.4% excluding one-time charges), versus 18.0% in the same period in 2010. Underlying operating profit growth across both divisions was partly offset by the one-time charges.

•
Adjusted EPS was $0.39 compared to $0.36 in the prior-year period. The increase was largely attributable to lower integration costs and higher underlying operating profit. Adjusted EPS prior to one-time charges was $0.42.

1 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.  Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports First-Quarter 2011 Results

First-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.  All revenue growth and operating profit comparisons are based upon results from ongoing businesses and exclude the results of disposals.

Professional Division

	Three Months Ended March 31, (Millions of U.S. dollars, except margin)

	2011	2010	Change	Change Before Currency

Revenues
Legal	$885	$799	11%	10%
Tax & Accounting	$272	$260	5%	4%
Healthcare & Science	$220	$208	6%	6%
Professional Division Total	$1,377	$1,267	9%	8%
					Margin
Adjusted EBITDA					2011	2010
Legal	$291	$278	5%		32.9%	34.8%
Tax & Accounting	$66	$57	16%		24.3%	21.9%
Healthcare & Science	$62	$62	0%		28.2%	29.8%
Professional Division Total	$419	$397	6%	5%	30.4%	31.3%

Operating profit
Legal	$216	$210	3%		24.4%	26.3%
Tax & Accounting	$41	$35	17%		15.1%	13.5%
Healthcare & Science	$44	$44	0%		20.0%	21.2%
Professional Division Total	$301	$289	4%	4%	21.9%	22.8%

•	Revenues were up 8%, driven by solid growth across all businesses, in particular Legal which grew 10% driven by growth in revenues across all major units and acquisitions.
•
EBITDA increased 6% compared to the prior-year period.  The corresponding margin was 30.4% compared to 31.3% for the prior year. The decline in margin was due to $11 million in one-time charges and the dilutive effect from 2010 acquisitions.

•
Operating profit was up 4% compared to the prior-year period. The corresponding margin was 21.9% compared to 22.8% for the prior year. The decline in margin was due to one-time charges and the dilutive effect from 2010 acquisitions.

•	Excluding one-time charges, EBITDA margin was 31.2% versus 31.3% in the prior-year period, and the operating profit margin was 22.7% versus 22.8% for the same period a year ago.

Legal

•
Revenues increased 10% from the prior-year period largely helped by acquisitions. Subscription revenues grew 8%, led by 16% growth in FindLaw. Corporate, Government and Academic revenues increased 12%. Non-subscription revenues increased 26% primarily due to strong sales at our Elite

Thomson Reuters Reports First-Quarter 2011 Results

law firm automation unit (up 30%). Print revenues were up 5% primarily due to timing and stabilizing print attrition.
•
EBITDA increased 5% and the associated margin was 32.9% and included $10 million in one-time charges and the dilutive effect of acquisitions. Excluding one-time charges, EBITDA rose 8% and the associated margin was 34.0%.

•	Operating profit increased 3% and the associated margin was 24.4%. Excluding one-time charges, operating profit rose 8% and the related margin was 25.5%.
•	WestlawNext has been sold to over 18,500 customers since its launch in February 2010 – representing 34% of Westlaw’s revenue base. Customer feedback continues to be extremely positive.

Tax & Accounting

•
Revenues were up 4%. Workflow & Service Solutions (two-thirds of the segment’s revenues) grew 5%, led by growth in income tax software products, global tax technology products and acquisitions. Business Compliance & Knowledge Solutions revenues grew 3%, as online (including Checkpoint) growth of 12% and acquisitions were partly offset by a decline in print, which comprised 8% of Tax & Accounting’s first-quarter revenues.

•	EBITDA increased 16% and the related margin increased 240 basis points to 24.3%.
•	Operating profit increased 17% and the related margin increased 160 basis points to 15.1%.
•
EBITDA and operating profit growth was driven by strong flow-through from revenues and the results of efficiency initiatives. Tax & Accounting is a seasonal business with nearly 50% of its operating profit traditionally generated in the fourth quarter.

Healthcare & Science

•
Revenues grew 6% from the prior-year period. Growth was driven by continued demand for healthcare spending analytics in the Payer business, which was up double-digit. Scientific & Scholarly Research was down 2%, primarily due to timing related to a significant backfiles sale in the first quarter of 2010. Life Sciences revenues increased 14% due to strong demand for biology and disease analytics products and the GeneGo acquisition.

•	EBITDA was flat with the corresponding margin decreasing to 28.2%.
•	Operating profit was flat with the corresponding margin decreasing to 20.0%. The decline in EBITDA and operating profit margins was due to timing of revenues and a difficult prior-year comparison.

Thomson Reuters Reports First-Quarter 2011 Results

Markets Division

	Three Months Ended March 31, (Millions of U.S. dollars, except margin)
	2011	2010	Change	Change Before Currency
Revenues
Sales & Trading	$927	$890	4%	2%
Investment & Advisory	$560	$559	0%	-1%
Enterprise	$296	$263	13%	10%
Media	$82	$80	2%	1%
Markets Division Total	$1,865	$1,792	4%	2%

Adjusted EBITDA	$471	$475	-1%	-3%
Adjusted EBITDA Margin %	25.3%	26.5%

Operating Profit	$330	$318	4%	2%
Operating Profit Margin %	17.7%	17.7%

•	Revenues increased 2%. By segment, strong revenue growth in Enterprise, Commodities & Energy and Tradeweb was partly offset by weakness in Investment Management and Exchange Traded Instruments.
•
Recurring subscription-related revenues increased 2%. Revenue growth would have been 3% absent a 5% decline in recoveries (pass-through revenues from third party services such as exchange fees). Transactions-related revenues increased 15%, primarily due to the change in the company’s ownership in Tradeweb. Outright revenues increased 3%.

•	By geography, revenues in the first quarter grew across all major regions of the world. Asia increased 3%, while Europe, Middle East and Africa (EMEA) increased 2% and the Americas increased 2%.
•	EBITDA was $471 million, down 1%, with the related margin of 25.3%.
•	Operating profit was $330 million, up 4%, with a related margin of 17.7%.
•	EBITDA and operating profit margin included a one-time charge of approximately $28 million.
•	Excluding the one-time charge, EBITDA margin was 26.8% (up 30 basis points versus a year ago) and the operating margin was 19.2% (up 150 basis points versus a year ago).
•	Markets has sold or migrated more than 19,000 Thomson Reuters Eikon desktops since the launch of its new flagship desktop offering in September 2010.

Sales & Trading

•	Revenues were up 2% driven by Tradeweb growth of 35%, primarily due to the change in the company’s ownership in the business. Revenue growth was partly offset by a 9% decline in recoveries.
•	The Treasury business grew 1% with growth impacted by 2010 subscription cancellations.
•
Revenues from Commodities & Energy grew 9% primarily due to an acquisition, while Exchange Traded Instruments declined 6%, due to planned shutdowns of low-margin products and the continued reduction of recoveries revenues as exchanges move to direct billing.

Thomson Reuters Reports First-Quarter 2011 Results

Investment & Advisory

•
Revenues declined 1%. A 3% increase in Corporates and a 1% increase in Wealth Management was not enough to offset weak performance in Investment Management which declined 4% - an improvement over the 10% annual decline in 2010.

•
An integrated plan has been established to improve the performance of the Investment Management unit, including a change in management, changes in the “go-to-market” strategy as well as longer-term product enhancements culminating in the planned release of Thomson Reuters Eikon for Investment Management later in the year.

Enterprise

•
Revenues grew 10%, driven by continued strong customer demand. The Enterprise Real Time Solutions business grew 10% as customers continued to invest in low-latency data feeds and hosting solutions. The Enterprise Content business grew 17%, driven by growth in pricing and reference data. The Platform business grew 4%, driven by strong sales of recurring products. Omgeo’s revenues increased 7% due to strong equity volumes.

•
Thomson Reuters Elektron continued to gain momentum as customers in established and emerging markets adopted its combination of hosted and deployed information and trading solutions. In total, 12 data hosting centers are up and running with India having opened in the first quarter and Brazil scheduled to open in the second quarter.

Media

•	Revenues increased 1% driven by flow-through from good sales in the second half of 2010.
•	The Consumer business grew 6% in the first quarter, due to a pickup in online advertising sales across all global properties, while the News Agency business was flat.

Corporate & Other

Corporate costs were $143 million, compared to $163 million in the prior-year period, and were comprised of core corporate costs of $75 million, favorable fair-value adjustments (non-cash) of $2 million and integration program costs of $70 million. Compared to the prior-year period, corporate costs decreased by $20 million primarily from lower integration program expenses.

Integration Programs

At the end of the first quarter of 2011, Thomson Reuters had achieved combined run-rate savings of $1.5 billion from the Reuters integration, and legacy savings programs. An incremental $80 million in run-rate savings achieved during the first quarter of 2011 was largely attributable to retirement of legacy products and execution of our sales and customer service transformation programs.

Integration-related costs totaled $70 million in the quarter and are forecast to be $200 million for the full-year 2011.

Thomson Reuters Reports First-Quarter 2011 Results

Business Outlook (Before Currency)

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Thomson Reuters today reaffirmed its business outlook for 2011 that was previously communicated in February.

Based on new products gaining momentum and our markets recovering, Thomson Reuters expects revenues to grow mid-single digits in 2011.

Thomson Reuters expects adjusted EBITDA margin to increase by at least 300 basis points in 2011 reflecting revenue growth and the completion of integration programs.

Thomson Reuters expects underlying operating profit margin to increase by at least 100 basis points in 2011. This increase comes after absorbing a 70 basis point impact from higher depreciation and amortization related to prior years’ investments in recently launched products.

The company expects that strong adjusted EBITDA growth in 2011 will contribute to a 20% - 25% increase in reported free cash flow.

Dividend

As previously announced, Thomson Reuters increased its 2011 annual dividend by $0.08 per share to $1.24 per share. A quarterly dividend of $0.31 per share is payable on June 15, 2011 to shareholders of record as of May 19, 2011.

Recent Developments

Today, the company announced its intention to sell its Enterprise Risk and Portia businesses.  Both of these transactions are expected to close in the second half of 2011.

The company closed the sale of its Scandinavian Legal and Tax & Accounting businesses earlier this month and has signed an agreement to dispose of its BARBRI legal education business, which is expected to close later this quarter.

The company expects net proceeds resulting from these dispositions of approximately $1 billion.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

Thomson Reuters Reports First-Quarter 2011 Results

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Integration Programs” and "Business Outlook (Before Currency)" sections and Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2011. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The material assumptions underlying the company's 2011 business outlook are based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive global GDP growth led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency programs.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; increased accessibility to free or relatively inexpensive information sources; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure to maintain a high renewal rate for subscription-based services; failures or disruptions of network systems or the Internet; detrimental reliance on third parties for information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to meet the challenges involved in operating globally; failure to protect the reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; and failure to achieve benefits from integration programs to the extent, or within the time period, currently expected. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

Thomson Reuters Reports First-Quarter 2011 Results

CONTACT

MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its first-quarter 2011 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT).  You can access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Thomson Reuters Reports First-Quarter 2011 Results."  An archive of the webcast will be available in the "Investor Relations" section of the Thomson Reuters website.

Thomson Reuters Reports First-Quarter 2011 Results

Thomson Reuters Corporation
Division and Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2011	2010	Change	Organic
Revenues
Legal (1)	$885	$799	11%	4%
Tax & Accounting (1)	272	260	5%	3%
Healthcare & Science	220	208	6%	5%
Professional Division	1,377	1,267	9%	4%
Sales & Trading	927	890	4%	0%
Investment & Advisory	560	559	0%	-1%
Enterprise (1)	296	263	13%	10%
Media	82	80	2%	1%
Markets Division	1,865	1,792	4%	1%
Eliminations	(2)	(2)
Revenues from ongoing businesses (2)	3,240	3,057	6%	2%
Before currency			5%
Disposals (1), (2)	90	83
Revenues	$3,330	$3,140	6%

Adjusted EBITDA
Legal (1)	$291	$278	5%
Tax & Accounting (1)	66	57	16%
Healthcare & Science	62	62	0%
Professional Division	419	397	6%
Markets Division (1)	471	475	-1%
Core corporate expenses	(69)	(50)
Integration programs expenses	(70)	(97)
Adjusted EBITDA	$751	$725	4%

Underlying Operating Profit
Legal (1)	$216	$210	3%
Tax & Accounting (1)	41	35	17%
Healthcare & Science	44	44	0%
Professional Division	301	289	4%
Markets Division (1)	330	318	4%
Core corporate expenses	(75)	(57)
Underlying operating profit	$556	$550	1%

Thomson Reuters Reports First-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (3) and Adjusted EBITDA (4)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2011	2010	Change

Operating profit	$396	$321	23%
Adjustments:
Amortization of other identifiable intangible assets	144	129
Integration programs expenses	70	97
Fair value adjustments	(2)	9
Other operating gains, net	(33)	(1)
Disposals (1)	(19)	(5)
Underlying operating profit	$556	$550	1%
Adjustments:
Integration programs expenses	(70)	(97)
Depreciation and amortization of computer software from ongoing businesses (1)	265	272
Adjusted EBITDA	$751	$725	4%

Underlying operating profit margin	17.2%	18.0%	-80	bp
Adjusted EBITDA margin	23.2%	23.7%	-50	bp

Thomson Reuters Corporation
Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2011	2010	Change

Earnings from continuing operations	$255	$134	90%
Adjustments:
Tax expense	52	31
Other finance (income) cost, net	(7)	63
Net interest expense	101	93
Amortization of other identifiable intangible assets	144	129
Amortization of computer software	164	141
Depreciation	107	138
EBITDA	$816	$729	12%
Adjustments:
Share of post tax earnings in equity method investees	(5)	-
Other operating gains, net	(33)	(1)
Fair value adjustments	(2)	9
EBITDA from disposals	(25)	(12)
Adjusted EBITDA	$751	$725	4%
Adjusted EBITDA margin	23.2%	23.7%	-50	bp

Thomson Reuters Reports First-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (4) by Division and Business Segment
(millions of U.S. dollars)
(unaudited)

	Three months ended March 31, 2011				Three months ended March 31, 2010
		Adjustments				Adjustments
	Operating Profit	Depreciation and Amortization of Computer Software	Other	Adjusted EBITDA	Operating Profit	Depreciation and Amortization of Computer Software	Other	Adjusted EBITDA
Division and business segment
Legal (1)	$216	$75	-	$291	$210	$68	-	$278
Tax & Accounting (1)	41	25	-	66	35	22	-	57
Healthcare & Science	44	18	-	62	44	18	-	62
Professional division	301	118	-	419	289	108	-	397
Markets division (1)	330	141	-	471	318	157	-	475
Core corporate expenses	(75)	6	-	(69)	(57)	7	-	(50)
Integration programs expenses	(70)	-	-	(70)	(97)	-	-	(97)
Fair value adjustments	2	-	(2)	-	(9)	-	9	-
Corporate & Other	(143)	6	(2)	(139)	(163)	7	9	(147)
Ongoing businesses	488	265	(2)	751	444	272	9	725
Disposals (1), (2)	19	6	(25)	-	5	7	(12)	-
Segment totals	507	$271	$(27)	$751	449	$279	$(3)	$725
Amortization of other identifiable intangible assets	(144)				(129)
Other operating gains, net	33				1
Total	$396				$321

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
 to Adjusted Earnings from Continuing Operations (5)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended
	March 31,
	2011	2010
Earnings attributable to common shareholders	$250	$127
Adjustments:
Disposals (1)	(19)	(5)
Fair value adjustments	(2)	9
Other operating gains, net	(33)	(1)
Other finance (income) costs	(7)	63
Share of post tax earnings in equity method investees	(5)	-
Tax on above items(1)	9	(4)
Interim period effective tax rate normalization (6)	(10)	(18)
Amortization of other identifiable intangible assets	144	129
Discontinued operations	(2)	-
Dividends declared on preference shares	(1)	(1)
Adjusted earnings from continuing operations	$324	$299
Adjusted earnings per share from continuing operations	$0.39	$0.36

Diluted weighted average common shares (in millions)	839.7	834.7

Thomson Reuters Reports First-Quarter 2011 Results

(1)	Results for 2010 restated to reflect the 2011 presentation.
(2)	Revenues, operating profit and EBITDA from ongoing businesses exclude the results of disposals, which are defined as businesses sold or held for sale that do not qualify as discontinued operations.
(3)
Underlying operating profit excludes amortization of other identifiable intangible assets, certain impairment charges, fair value adjustments, integration programs expense, other operating gains and losses and the results of disposals. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(4)
Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding depreciation and amortization of computer software from ongoing businesses but including integration programs expense. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.

(5)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of disposals (see note (2) above), other net finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

(6)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

Thomson Reuters Reports First-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended March 31,
	2011	2010

Revenues	$3,330	$3,140
Operating expenses	(2,552)	(2,412)
Depreciation	(107)	(138)
Amortization of computer software	(164)	(141)
Amortization of other identifiable intangible assets	(144)	(129)
Other operating gains, net	33	1
Operating profit	396	321
Finance costs, net:
Net interest expense	(101)	(93)
Other finance income (costs)	7	(63)
Income before tax and equity method investees	302	165
Share of post tax earnings in equity method investees	5	-
Tax expense	(52)	(31)
Earnings from continuing operations	255	134
Earnings from discontinued operations, net of tax	2	-
Net earnings	$257	$134

Earnings attributable to:
Common shareholders	250	127
Non-controlling interests	7	7

Basic and diluted earnings per share	$0.30	$0.15

Basic weighted average common shares	835,171,533	830,890,182
Diluted weighted average common shares	839,706,309	834,740,243

Thomson Reuters Reports First-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	March 31,	December 31,
	2011	2010
Assets
Cash and cash equivalents	$611	$864
Trade and other receivables	1,895	1,809
Other financial assets	66	74
Prepaid expenses and other current assets	919	912
Assets held for sale	202	-
Current assets	3,693	3,659

Computer hardware and other property, net	1,524	1,567
Computer software, net	1,617	1,613
Other identifiable intangible assets, net	8,610	8,714
Goodwill	18,967	18,892
Other financial assets	505	460
Other non-current assets	567	558
Deferred tax	58	68
Total assets	$35,541	$35,531

Liabilities and equity
Liabilities
Current indebtedness	$693	$645
Payables, accruals and provisions	2,436	2,924
Deferred revenue	1,352	1,300
Other financial liabilities	138	142
Liabilities associated with assets held for sale	112	-
Current liabilities	4,731	5,011

Long-term indebtedness	6,931	6,873
Provisions and other non-current liabilities	2,176	2,217
Other financial liabilities	58	71
Deferred tax	1,665	1,684
Total liabilities	15,561	15,856

Equity
Capital	10,366	10,284
Retained earnings	10,527	10,518
Accumulated other comprehensive loss	(1,268)	(1,480)
Total shareholders’ equity	19,625	19,322
Non-controlling interests	355	353
Total equity	19,980	19,675
Total liabilities and equity	$35,541	$35,531

Thomson Reuters Reports First-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2011	2010
Cash provided by (used in):
Operating activities
Net earnings	$257	$134
Adjustments for:
Depreciation	107	138
Amortization of computer software	164	141
Amortization of other identifiable intangible assets	144	129
Deferred tax	(32)	(38)
Other	31	142
Changes in working capital and other items	(547)	(431)
Operating cash flows from continuing operations	124	215
Operating cash flows from discontinued operations	-	(6)
Net cash provided by operating activities	124	209

Investing activities
Acquisitions, less cash acquired	(54)	(63)
Proceeds from other disposals	15	14
Capital expenditures, less proceeds from disposals	(218)	(214)
Other investing activities	35	(1)
Investing cash flows from continuing operations	(222)	(264)
Investing cash flows from discontinued operations	21	-
Net cash used in investing activities	(201)	(264)

Financing activities
Proceeds from debt	-	491
Repayments of debt	(5)	(471)
Net borrowings under short-term loan facilities	43	-
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(217)	(231)
Other financing activities	-	(6)
Net cash used in financing activities	(180)	(218)

Translation adjustments on cash and cash equivalents	4	(10)
Decrease in cash and cash equivalents	(253)	(283)
Cash and cash equivalents at beginning of period	864	1,111
Cash and cash equivalents at end of period	$611	$828

Thomson Reuters Reports First-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Underlying Free Cash Flow (1) (2)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2011	2010
Net cash provided by operating activities	$124	$209
Capital expenditures, less proceeds from disposals	(218)	(214)
Other investing activities	35	(1)
Dividends paid on preference shares	(1)	(1)
Free cash flow (1)	(60)	(7)
Integration programs costs	73	114
Underlying free cash flow (2)	$13	$107

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.

(2)	Underlying free cash flow is free cash flow excluding one-time cash costs associated with integration programs.